Exhibit 1.03

More Information:

Investor Relations Monish Bahl CDC Corporation 678-259-8510 mbahl@cdcsoftware.com	Media Relations Scot McLeod CDC Software 678-259-8625 scotmcleod@cdcsoftware.com

CDC Games Reports Record Performance
During Chinese New Year

Special Force, MIR3 and Shaiya Score Big During Holiday Season

Beijing, February 14, 2008 — CDC Games, a business unit of CDC Corporation and pioneer of the “free-to-play, pay for merchandise” model for online games in China, today announced that three of its games, Special Force, MIR3 and Shaiya, posted record average daily revenues during the Chinese New Year between February 6 and February 12, 2008.

During the Chinese New Year, average daily revenues for Special Force£¬MIR3 and Shaiya rose by approximately 450 percent, 50 percent and 40 percent respectively, compared to the fourth quarter of 2007. Special Force, launched in June 2007 is the first free-to-play, pay for merchandise FPS (first person shooter) game in China. Both Shaiya and Mir III are massive multiplayer online fantasy role playing games in China.

“This record revenue growth is particularly encouraging news as the average daily revenue for all games in Q4 2007 has grown approximately 16 percent as compared to Q3 2007,” said John Huen, chief operating officer of CDC Games. “Together, Special Force, Shaiya and MIR3 now comprise more than 70 percent of our average daily games revenue in China. We are very pleased with the continued growth and success of these three games since Q3, 2007 and intend to build upon the increased momentum we’ve gained during the Chinese New Year.”

About CDC Games
CDC Games is one of the market leaders of online and mobile games in China with more than 120 million registered users. The company pioneered the “free-to-play, pay-for-merchandise” online games model in China with Yulgang and launched the first free-to-play, pay for merchandise FPS (first person shooter) game in China with Special Force. Launched in July 2007, Special Force has consistently ranked in the Top 10 downloaded games in China and becoming the top revenue producer for CDC Games. Currently, CDC Games offers six popular MMO online games in China that include: Special Force, Yulgang, Shaiya, Mir III, Shine and Eve Online. In March 2007, the company announced the formation of CDC Games Studio to establish strategic relationships with selected games development partners to accelerate the development of new, original online games for China and other targeted global geographies. CDC Games anticipates being able to deploy up to $100 million for CDC Games Studio investments through contributions from CDC affiliated companies, external partners and its internal resources. Through its CDC Games International (CGI) subsidiary, the company launched Minna de Battle in Japan in December 2007, and 16pounds in Thailand in January 2008. CGI is also planning to launch Lunia Online in the U.S. along with several new games planned for southeast Asia, further strengthening its position as a global publisher of online games. For more information on CDC Games, visit: www.cdcgames.net

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding the ability of CDC Games to diversify and continue diversifying its revenues, our ability to continue to build upon momentum with our online games, our beliefs regarding the ability of Special Force and our other games’ ongoing ability to contribute to future revenues, the ability to continue momentum and maintain revenue growth, the ability to predict future success based upon historical information, the ability to successfully measure, choose, collect data regarding, and to evaluate, key performance metrics for our games, the ability to successfully grow in key performance areas, the ability to successfully upgrade and release new games and newer versions of existing games and the timeliness thereof, our belief regarding growth trends for our new and existing games, our belief that our operations are efficient, our plans with respect to our games pipeline, our ability to repeat past successes, including those with respect to game launches, our ability to begin open beta testing and commercial launch of our games in a timely manner, or at all, our ability to successfully complete open and closed beta tests in the future, our ability to maintain successful commercial performance, average revenue per user and peak concurrent users for Special Force and our other games, our ability to create an operating platform for multiple games either inside or outside of China and other statements that are not historical, the achievement of which involve risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the ability to realize strategic objectives by taking advantage of market opportunities; (b) the ability to successfully develop, license and market first person shooter and other games; (c) the future growth of the online games industry in the China market and other markets throughout the world; (d) the possibility of launch and development delays; (e) the development of competing products and technology; (f) the continued popularity and player acceptance of Yulgang, Special Force and our other games; (g) the continuation of our contractual and other partners to perform their obligations under agreements with us; and (h) the continued employment of our employees and executives. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2006 on Form 20-F filed on July 2, 2007. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.